Exhibit 21.1

Subsidiaries of Navidea Biopharmaceuticals, Inc.

Subsidiaries	Jurisdiction of Incorporation	Percentage Owned by Registrant
Cardiosonix Ltd.	Israel	100%
Navidea Biopharmaceuticals Limited	United Kingdom	100%
Macrophage Therapeutics, Inc.	Delaware, United States	99.9%